SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 01/11 - 01/03/2011

COPEL S NEW EXECUTIVE BOARD

     The Chief Financial and Investor Relations Officer of Companhia Paranaense de Energia COPEL hereby informs the market that the 96th Extraordinary Meeting of the Board of Directors, held on December 27, 2010, elected the Company s new Executive Board to complete the three-year (2009-2011) term of office, the investiture of said executive officers having occurred on January 1, 2011.

Copel s new Executive Board is composed as follows:

Chief Executive Officer

Lindolfo Zimmer

Chief Financial and Investor Relations Officer

Ricardo Portugal Alves

Chief Engineering Officer

Jorge Andriguetto Júnior

Chief Generation and Transmission and Telecommunications Officer

Jaime de Oliveira Kuhn

Chief Distribution Officer

Pedro Augusto do Nascimento Neto

Chief Business Management Officer

Yára Christina Eisenbach

Chief Legal Officer

Julio Jacob Júnior

Chief Environment and Corporate Citizenship Officer

Gilberto Mendes Fernandes

About the new CEO:

Lindolfo Zimmer is a mechanical engineer and economist, having held key positions during his professional career at Copel, includingChief Marketing Officer (2000-2003), Chief Operating Officer (1995-1999), Chief Engineering and Construction Officer (1979-1982) and Chairman of Management Committee of Copel Telecomunicações and Copel Transmissão. Most recently, he was CEO of Dobreve Energia S.A. Desa.

About the new Chief Financial and Investor Relations Officer:

Ricardo Portugal Alves, business administrator, is a career employee of Copel and has extensive experience of the financial area.He has headed Copel's Capital Market Office since 2003, having also held this position between 1997 and 2001. He was also Chief Financial and Investor Relations Officer (2001-2003) and Chief Financial Planning Official (1995-1996), among other positions in the financial area.

About the new Chief Engineering Officer:

Jorge Andriguetto Júnior, civil engineer, is a career employee of Copel and was Chief Official for Expasion Planning, Engineering and Construction in Power Generation. He also coordinated Copel's participation in many energy auctions and other undertakings in the Company s interest. Mr.Andriguetto has held many management positions in Copel's hydraulic and construction works areas, among other posts.

About the new Chief Generation and Transmission and Telecommunications Officer:

Jaime de Oliveira Kuhn, electrical engineer, headed Copel's Transmissions Works Department, having previously occupied the post of Chief Official for the Operation of Power Transmission System, Planning and Engineering. He was also assistant engineer in the Technical area of Centrais Elétricas do Rio Jordão Elejor (2005-2006) and assistant manager of Copel's Generation, Operation and Maintenance Department (2003-2005), among other positions.

About the new Chief Distribution Officer:

Pedro Augusto do Nascimento Neto, electrical engineer, was Chief Distribution Officer (1999-2002), assistant manager of the Distribution Office (1998-1999), Regional Chief Distribution Official (1995-1998) and manager of many other areas of Copel's distribution operations.

About the new Business Management Office:

Yára Christina Eisenbach, lawyer, was a consulting analyst in Copel's Ombudsman Office (2006-2010). She was also Regional Chairwoman of the National Association of Public Transportation and Traffic (2003-2006), CEO of Companhia de Urbanização de Curitiba S.A. URBS (2003-2004), Paraná State Planning and General Coordination Secretary (2002-2003), head of the Paraná State Government Program Coordination Center (1995-2002) and an advisor to several UN international agencies (Unesco, UNDP and IICA), among other positions.

About the new Chief Legal Officer:

Julio Jacob Júnior, lawyer, was Chief Legal Officer of the Curitiba Institute of Health and manager of the Legal Department at Companhia de Urbanização de Curitiba S.A. URBS. A specialist in commercial, administrative, corporate and electoral law, he was also an advisor to the Brazilian Bar Association.

About the new Chief Environment and Corporate Citizenship Officer:

Gilberto Fernandes, electronic and strategic planning specialist, was a consultant for SBT TV in the State of Rio de Janeiro.He was also Technical Officer of Grupo Paulo Pimentel (1989-2002), managing partner of Imagem Arte em Vídeo (1986-2002) and technical head of the Paraná Museum of Image and Sound, among other positions in the communication area.

Curitiba, January 3, 2011.

Sincerely,

Ricardo Portugal Alves

CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 3, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.